Ref.: File No. 82-4025

PRESS RELEASE




Globex Mining Enterprises Inc.

"At Home in North America"
15,920,640 shares issued and outstanding

SUPPL

06014186

May 24, 2006

OBEX OPTIONS NORDEAU GOLD DEPOSITS TO PLATO GOLD

Rouyn-Noranda, Quebec - GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to announce that subject to expansion into a full Option to Purchase Agreement, Globex has signed a binding Letter of Intent with **Plato Gold Corp (PGC- TSXV)** whereby Plato may acquire 100% interest in Globex's Nordeau East and West gold deposits and adjoining claims in Vauquelin township, Quebec.

In order to earn their interest in the project, Plato must make the following payments to Globex:

- 1,000,000 Plato shares upon signing;
- $100,000 by July 31, 2006 (firm);
- $100,000 by December 31, 2006;
- $300,000 by December 31, 2007.

In addition, the following yearly work expenditures are required by the dates indicated:

- December 31, 2006:	$1,000,000;
- December 31, 2007:	$2,000,000;
- December 31, 2008:	$3,000,000;
- December 31, 2009:	A positive bankable feasibility study in order to complete the earn-in.

Globex will retain a **2% Net Metal Royalty** on all mineral production as well as a **10% Net Profit Interest** after recoup by Plato of $5,000,000 in direct capital costs.

The Nordeau East and West properties include a historic non 43-101 compliant mineral resource of **689,259 tons grading 0.173 oz/ton Au as reported by Vauquelin Mines Ltd. in 1990**. The mineralization consists of free gold in quartz veins within basic volcanics, in sediments and in association with magnetite iron formations.

The optioning of these properties to Plato is a continuation of Globex's philosophy to increase shareholder value by unlocking the potential of Globex's assets with no share dilution for shareholders while at the same time realizing immediate, and potentially, long term revenue for the Company.

Globex is pleased to be entering this new relationship with Plato Gold and look forward to their efforts to mutually benefit both our shareholders.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com


GLOBEX

PRESS RELEASE

Globex Mining Enterprises Inc.
"At Home in North America"
15,920,640 shares issued and outstanding

Ref.: File No. 82-4025

May 15, 2006

5,000 METER DRILL PROGRAM AT DUQUESNE WEST GOLD PROPERTY

Rouyn-Noranda, Quebec - GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) wishes to inform shareholders that Diadem (TSX-V DRL) have announced that in June, they will commence a 5,000 meter drill program on Globex's 50% owned Duquesne West gold property in Duparquet and Destor Township, Quebec.

The program will endeavour to build upon previous exploration effort by Kinross and Queenston which outlined a series of gold zones and isolated gold intercepts.

The Duquesne West Gold property straddles the gold localizing, regional, Porcupine-Destor Fault. Previous drill programs have indicated up to 16 gold zones four of which were the subject of a NI 43-101 study completed on February 16, 2003 by Reddick Consulting Inc. on behalf of Kinross Gold Corporation. The study indicated an inferred resource of 664,661 tonnes @ 11.33 g/t Au (uncut) using a 5.0 g/t Au minimum grade over a horizontal width of 2.0 metres. Alternately, an inferred resource of 1,067,033 tonnes grading 8.89 g/t Au was calculated using a 4.0 g/t Au minimum grade and a 2.0 metre horizontal width.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com


GLOBEX

QUEENSTON
Mining Inc

May 12, 2006

DRILL RIG MOVES ONTO GLOBEX – QUEENSTON DISCOVERY

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) and QUEENSTON MINING INC. (QMI-Toronto, Stuttgart) are pleased to announce that a diamond drill rig has moved onto the Wood-Pandora Joint Venture property in Cadillac Twp., Quebec, to commence follow-up drilling on the new gold discovery announced on March 6, 2006. This discovery is highlighted by the continuous gold mineralization in hole W06-22 which intersected a core length of **45.8 metres averaging 22.6 g/t Au.**

The property lies along the prolific Cadillac Break, one of two important regional gold structures in the Abitibi district. The high-grade nature and apparent wide width of this discovery provides encouragement that continued drilling could establish the presence of a near surface gold deposit. The current program will be at a 25 metre hole spacing to determine the size, strike, dip and plunge of the newly discovered gold zone.

The Wood-Pandora drilling program was planned and will be supervised by Globex's Exploration Manager and qualified person Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with National Instrument 43-101 and industry best practices. The drill core was logged and split and half-core samples were analyzed employing the metallic sieve method with a gravimetric fire assay finish at Expert Laboratory Inc. of Rouyn-Noranda, Quebec.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo., President & CEO
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca

Forward Looking Statements
Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.